Exhibit 99.1

SouFun Announces Results of Annual General Meeting

BEIJING, August 1, 2012 /PRNewswire-Asia/ — SouFun Holdings Limited (NYSE: SFUN) (“SouFun” or the “Company”), the leading real estate Internet portal in China, today announced that it held its 2012 annual general meeting of shareholders on August 1, 2012. The shareholders passed a special resolution approving the amendments to the Company’s Articles of Association and the adoption of the fifth amended and restated Memorandum and Articles of Association of the Company, to allow holders of the Company’s Class B ordinary shares to pledge the Class B ordinary shares without causing such Class B ordinary shares to automatically convert into Class A ordinary shares of the Company.

The fifth amended and restated Memorandum and Articles of Association of the Company will be filed as an exhibit to a Form 6-K to be filed with the Securities and Exchange Commission promptly after this press release.

About SouFun

SouFun operates the leading real estate Internet portal in China in terms of the number of page views and visitors to its websites in 2011. SouFun has built a large and active community of users who are attracted by the comprehensive real estate and home furnishing and improvement content available on its portal that forms the foundation of its service offerings. As of March 31, 2012, SouFun maintained 105 offices to focus on local market needs and its websites and database contained real estate-related content coverage of 314 cities in China. For more information about SouFun, please visit http://ir.soufun.com.

For investor inquiries, please contact:

Dr. Hua Lei

SouFun Holdings Limited

Tel: +86 (10) 5930 6425

E-mail: ir@soufun.com